UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JetPay Corporation

(Name of Issuer)

Common Stock ($0.001 par value per share)

(Title of Class of Securities)

913384103

(CUSIP Number)

Emily D. Babalas

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-8221

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103		SCHEDULE 13D

1.	Name of Reporting Person: Wolf Creek Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 719,734

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 719,734

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,734

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%(1)

14.	Type of Reporting Person PN

(1)   Based on 17,682,903 shares of common stock issued and outstanding as of November 10, 2016, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 913384103		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Alternative Investments LLC (formerly Wellington Hedge Management, LLC)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

7.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

15.	Type of Reporting Person OO

CUSIP No. 913384103	SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership of Schedule 13D filed jointly by Wolf Creek Partners, L.P. (“Wolf Creek”) and  Wellington Alternative Investments LLC (formerly Wellington Hedge Management, LLC) (“WAIL”) with the Securities and Exchange Commission on January 7, 2013 (as further amended by this Amendment, the “Schedule 13D”) with respect to the Common Stock of JetPay Corporation (formerly Universal Business Payment Solutions Acquisition Corporation) (the “Company”).

Except as set forth below, all items on the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On January 12, 2017, Wolf Creek exercised the Option, pursuant to which it purchased 198,427 shares of Common Stock at a purchase price of $0.005 per share.

Item 5.   Interest in Securities of the Issuer

Item 5 (a), (b), (c) and (e) are hereby amended and restated as follows:

(a)         and (b)

(i)            As of the date hereof, Wolf Creek is the beneficial owner of 719,734 shares of Common Stock.  Such shares represent beneficial ownership of 4.1% of the issued and outstanding shares of Common Stock of the Company, based on 17,682,903 shares of Common Stock issued and outstanding on November 10, 2016.  Wolf Creek has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by Wolf Creek as indicated herein.

(ii)           As of the date hereof, WAIL does not beneficially own any shares of Common Stock of the Company.

(c)           No transactions were effected by the reporting persons during the 60 day period immediately preceding January 12, 2017, other than as set forth in Item 4.

(e)          (i) Wolf Creek ceased to be the beneficial owner of more than 5.0% of the Common Stock as of August 11, 2016, as a result of an increase in the issued and outstanding Common Stock of the Company as reported in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 15, 2016. Accordingly, following the filing of this Amendment, Wolf Creek will no longer be a reporting person with respect to this Schedule 13D.

(ii)           Pursuant to a restructuring effective January 1, 2015, from and after such date, WAIL no longer had beneficial ownership of securities held by Wolf Creek and such beneficial

CUSIP No. 913384103	SCHEDULE 13D

ownership was vested solely in Wellington Management Company LLP, the investment adviser to Wolf Creek. As a result, as of such date, WAIL ceased to be the beneficial owner of more than 5.0% of the Common Stock. Accordingly, following the filing of this Amendment, WAIL will no longer be a reporting person with respect to this Schedule 13D.

CUSIP No. 913384103	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 17, 2017

WOLF CREEK PARTNERS, L.P.

By:	Wellington Alternative Investments LLC,
Its General Partner

By:	/s/ Matthew N. Shea
Name: Matthew N. Shea
Title: Authorized Person

WELLINGTON ALTERNATIVE INVESTMENTS LLC

By:	/s/ Matthew N. Shea
Name: Matthew N. Shea
Title: Authorized Person